UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2010
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                     .

Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661 2600
Toll-Free: 1-800-661-8851
www.methanex.com
For immediate release
September 8, 2010
METHANEX PLANS TO RESTART ITS METHANOL PLANT IN MEDICINE HAT, ALBERTA
Methanex Corporation announced today that it plans to restart its 470,000 tonne per year methanol plant in Medicine Hat, Alberta, Canada in April 2011. In support of the restart, Methanex has commenced a program to purchase natural gas on the Alberta gas market. The plant consumes approximately 50,000 mmbtu of natural gas per day operating at capacity. The plant has been idle since 2001 and the estimated capital cost to restart the plant is approximately US$40 million.
Bruce Aitken, President and CEO of Methanex commented, “We are delighted to be working on the restart of our plant in Medicine Hat, which offers a unique opportunity to capitalize on the attractive pricing dynamic between methanol and natural gas in that region. We believe that the current lower natural gas price environment in North America has made this plant a competitive new supply source for our customers. The project will add high-quality jobs to the region and is expected to be a very good investment for our shareholders.”
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
FORWARD-LOOKING INFORMATION WARNING
This press release contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “plans,” “estimates,” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward looking statements:
•	expected demand for methanol and its derivatives,
•	expected re-starts of existing methanol supply (including our own facilities), and timing of same,
•	expected methanol and energy prices,
•	anticipated production rates of our plants,
•	expected levels of natural gas supply to our plants,
•	expected operating costs, including natural gas feedstock costs and logistics costs,
•	expected cash flows and earnings capability,
•	expected capital expenditures and future sources of funding for such capital expenditures,
•	commercial viability of, or ability to execute, plant re-starts.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,
•	production rates of our facilities,
•	receipt or issuance of third party consents or approvals,
•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•	global and regional economic activity (including industrial production levels),
•	absence of a material negative impact from changes in laws or regulations, and
•	performance of contractual obligations by customers, suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:
•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•	the price of natural gas, oil and oil derivatives,
•	our ability to obtain natural gas on commercially acceptable terms,
•	the ability to successfully carry out corporate initiatives and strategies,
•	actions of competitors and suppliers,
•	changes in laws or regulations,
•	world-wide economic conditions, and
•	other risks described in our 2009 Management’s Discussion and Analysis and most recent Quarterly Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 8, 2010	By:	/s/ RANDY MILNER
	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary